[Letterhead of Dollar General Corporation]

April 21, 2009

Mr.  H. Christopher Owings

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 3561

Washington, D.C. 20549

RE:

Dollar General Corporation

Form 10-K for the Fiscal Year Ended February 1, 2008

Filed March 28, 2008

Form 8-K

Filed July 6, 2007

File No. 1-11421

Dear Mr. Owings:

This letter is in response to your letter dated April 8, 2009, which we received by facsimile on that same date, providing an additional comment from the Securities and Exchange Commission staff (the “staff”) regarding the filings of Dollar General Corporation (the “Company”) referenced above.

The Company’s specific response to the staff’s comment is set forth below.

Form 10-K for the Fiscal Year Ended February 1, 2008

Exhibit Index, page 170

Exhibit 4.23

1.

We note that you have incorporated by reference into your annual report the Credit Agreement dated July 6, 2007 filed as Exhibit 4.2 to your current report on Form 8-K filed on July 12, 2007.  In the Table of Contents to that Credit Agreement, it appears that the agreement contains certain schedules and exhibits that you did not file with the Credit Agreement or elsewhere.  Please file an amended current report on Form 8-K that includes the schedules and exhibits to the Credit Agreement or tell us why it is not appropriate for you to do so.

COMPANY RESPONSE:

On April 21, 2009, we filed the requested amendment (the “Amendment”) to the above-referenced Form 8-K that includes the previously omitted schedules and exhibits to the Credit Agreement to the extent such omitted schedules and exhibits were not otherwise filed with such Form 8-K or elsewhere.

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We would be happy to respond to any further questions or suggestions you or the staff may have in connection with our periodic filings.  Please feel free to contact me directly at (615) 855-5542 or David Tehle, our Chief Financial Officer, at (615) 855-5506.

Sincerely,

/s/ Richard W. Dreiling

Richard W. Dreiling

Chairman and Chief Executive Officer

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